January 10, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E., Mail Stop 3561

Washington D.C. 20549

Attention: Taylor Beech, Esq.

Re:	Visionary Education Technology Holdings Group Inc.
Draft Registration Statement on Form F-1
Amendment No. 1 to Draft Registration Statement on Form F-1
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted November 23, 2021
CIK No. 0001892274

Dear Ms. Beech:

The following is our reply to your comments and inquiries in your letter of December 20, 2021, regarding the Registration Statement on Form F-1 of Visionary Education Technology Holdings Group Inc. To facilitate your review, the responses are keyed to your comments.

Draft Registration Statement on Form F-1 Submitted November 23, 2021 Prospectus Summary

Our Business, page 1

1.	We note your disclosure on page 1 that "while [you] started in the real estate development business, [you] ha[ve] used the profits from those activities to acquire a number of private, government licensed education operations and [are] transitioning into private education and ancillary services as [your] main business segment," your disclosure on page 72 that upon incorporation on August 20, 2013, your "original goal was to develop and operate a international education platform focused on vocational education based agricultural technology," and your disclosure on page 104 that your "leases and related revenue are ancillary to [y]our principal education business." Please revise your filing to consistently present the evolution of your corporate history and appropriately characterize your current education activities in terms of your revenue when stating it is your "main business segment" or representing that your real estate related revenues are "ancillary."

The registration statement has been revised to consistently present the evolution of the corporate history under Summary on pages 1 and under Business on pages 72 and 73, with additional detail on page 73 regarding the acquisitions of specific properties by 123 Real Estate Development Ontario Ltd. Revisions have been made to clarify that Ms. Zhou contemporaneously founded two companies, principally oriented towards education and real estate, respectively and that in 2019 the education company acquired her interest in the real estate company and have used the real estate company’s profits to transition into education and ancillary services as our main business. We also added disclosure on page 104 to emphasize that rental income and income from the sale of properties has been our principal source of revenue.

Risk Factors, page 16

2.	Please revise this section to include a more robust discussion of the risks related to your real estate operations. In this regard, we only note your risk factor on page 17, yet 95.3% of your revenue for the year ended March 31, 2021 and 68.2% of your revenue for the year ended March 31, 2020 was rent revenue, construction revenue, and revenue from sales of vacant land.

The Company has disclosed four real estate related risks on pages 17 and 18 and moved them closer to the beginning of this section to make them more prominent. The Company modified the disclosure to add that 95.3% of its revenue for the year ended March 31, 2021 and 68.2% of its revenue for the year ended March 31, 2020 was real estate related revenue. The Company also added a risk factor that we do not expect to generate revenue from the sale of real estate, as we have sold all but one of our vacant lots, which has been our principal source of revenue in recent periods, and we will depend on lease and education related revenue.

We will need additional capital to fully carry out our proposed expansion plan..., page 19

3.	We note your disclosure that you estimate you will need financing of approximately $20 million to complete your proposed expansion plan for the next twelve months. Please clarify whether that financing is in addition to, or inclusive of, the funds to be raised in this offering.

The Company clarified the disclosure on page 19 that we expect to obtain the additional funds from the proceeds of the offering.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

4.	We note your disclosure that your primary source of cash is currently generated from your business as well as bank and related party borrowings. Please expand your discussion to provide quantified analysis of the significant drivers behind material changes and any known trends that you reasonably expect will have a material impact on your revenue, income and cash flows. For example, considering that you currently have an inventory of 8 vacant lots and you sold 19 of such lots for $6.6 million, which comprised approximately 86% of your total revenue during the fiscal year ended March 31, 2021, please expand your disclosure to describe the expected impacts of your strategic shift to reliance on education programs for future revenue, net income and cash flows.

The Company has expanded its disclosure on page 41 regarding trends that are expected to impact our shift to relying on the education business, including information regarding (i) the steady and significant increase in students enrolled in post-secondary education in Canada, including international students, as a source of potential revenue, cash flow and profit and (ii) the impact of a decline in rental income should we not renew leases as they expire for use of the space for education services.

Business

Government Support to Education Industry, page 68

5.	Please disclose the support for your statement that "Canada has continuously grown as one of the leading education destinations for international students."

The Company revised disclosure on pages 66 and 68 to delete the disclosure that “Canada has continuously grown” with information to support the disclosure that Canada has been one of the leading education destinations for international students.

OSSD Revenue and Student Census, page 82 OSSD

6.	Revise to explain the purpose for including the information you present under this header, considering most of the information pre-dates your ownership of the schools, you do not appear to have a 100% interest in many of these schools, and it's not clear to what extent the historical performance of these schools is relevant to an investor's understanding of your business. This comment also applies to the revenue and student census data you provide under the other categories of education you provide.

The Company deleted the disclosure regarding student census data and revenue for the various categories on pages 82, 86, 89 and 96.

Max the Mutt College of Animation, Art & Design Revenue and Student Census, page 89

7.	We note that the revenues during 2020 and 2019 for Max the Mutt as disclosed in the table on page 89 do not agree to those disclosed in the statement of operations for this entity on page F-32. Please reconcile and revise these disclosures.

The Company deleted the disclosure of Max the Mutt’s revenues on page 89.

Government Regulation, page 105

8.	Please revise this section to include more detail regarding the regulation of your business by provincial authorities in Ontario with a view towards giving investors an idea of the impact on your business, such as a discussion of any licensing requirements or other approvals needed to operate. In this regard, we note your statement that under the Canadian Constitution, provincial governments have exclusive responsibility for all levels of education.

This section has been revised on page 105 to add disclosure regarding regulation by provincial authorities, including licensing or other approvals that are required.

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Description of Share Capital, page 114

9.	You state that under your bylaws, a quorum for a meeting of shareholders is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present, but Section 7.8 of your bylaws filed as Exhibit 3.3 provides that the holders of a majority of shares entitled to vote at a meeting of shareholders constitute a quorum. Please revise for consistency. In addition, please tell us whether Section 8 of Schedule A to your Articles of Incorporation filed as Exhibit 3.1 includes a transfer restriction on your shares, and if so, disclose such restriction in your filing and discuss any related risks, such as an impact on the liquidity of your shares. Lastly, please provide the disclosure required by Item 10.B.1 and 2 of Form 20-F. Refer to Item 4.a. of Form F-1.

The Company clarified the disclosure on page 114 that the holders of a majority of the shares entitled to vote at a meeting constitute a quorum. The Company will amend the Articles of Incorporation to delete Section 8. The disclosure required by Item 10.B.1 and 2 of Form 20-F have been added on page 115.

Visionary Education Technology Holdings Group, Inc. Notes to the Consolidated Financial Statements

Note 12 - Related Party Transactions

(3) Related parties loan receivable, page F-26

10.	We note that the balance of $24,545 in related parties loan receivable-current as of March 31, 2020, on page F-3, does not correspond to the $0 balance shown in note 12 as of the same date. Please reconcile and revise these disclosures.

Page F-26 has been revised to correct the disclosure.

Note 16 - Segment, page F-28

11.	Please revise your segment footnote to disclose the revenues, interest expense, depreciation and amortization expense and income tax expense or benefit associated with each of your segments or explain why you do not believe this is required. Refer to the guidance in ASC 280-10-50-22.

The segment footnote on page F-28 has been revised to disclose this information.

Visionary Education Technology Holdings Group Inc. Unaudited Pro Forma Consolidated Balance Sheets

Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income, page F-41

12.	As the disclosure on page F-35 of the Max the Mutt Animation Inc. financial statements indicates that its financial statements were prepared in accordance with Canadian accounting standards for private enterprises, please revise the pro forma financial information to include pro forma adjustments reflecting its results of operations and financial condition in accordance with US GAAP. Alternatively, please explain why you do not believe this is required.

The Company determined that Max the Mutt Animation Inc. is not a “significant subsidiary” as defined in Section 210.1-02(w), in accordance with Section 210.3- as it does not meet 20% of the specified thresholds and the Company has therefore deleted its financial statements and the pro forma financial information.

13.	The amount of the loan receivable of $127,232 reflected in the Max the Mutt Animation Inc. column of the pro forma balance sheet does not agree to the amount in this entity's consolidated balance sheet. Also, the amount of the net income attributable to noncontrolling interest in the Max the Mutt Animation Inc. column of the pro forma consolidated statement of operations of $46,789 does not agree to the amount reflected in this entity's statement of operations. Please reconcile and revise these disclosures.

The Company determined that Max the Mutt Animation Inc. is not a “significant subsidiary” as defined in Section 210.1-02(w), in accordance with Section 210.3- as it does not meet 20% of the specified thresholds and the Company has therefore deleted its financial statements and the pro forma financial information.

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2. Pro Forma Adjustments, page F-44

14.	Please revise the notes to the pro forma financial information to disclose a purchase price allocation which shows the fair value of all consideration to be issued in the MTM Animation acquisition and which shows how the amount allocated to goodwill and other intangible assets was calculated or determined. Also, disclose the nature and amount of any intangible assets that you expect to recognize in connection with the acquisition and the indicate the amortization period over which you expect to amortize these assets to expense. A pro forma adjustment should be included in the pro forma statement of operations reflecting this amortization expense and any related tax effects.

The Company determined that Max the Mutt Animation Inc. is not a “significant subsidiary” as defined in Section 210.1-02(w), in accordance with Section 210.3- as it does not meet 20% of the specified thresholds and the Company has therefore deleted its financial statements and the pro forma financial information.

15.	Please explain in the notes to the pro forma financial information how you calculated or determined the adjustment of $620,256 for the noncontrolling interest recognized in connection with the MTM Animation acquisition.

The Company determined that Max the Mutt Animation Inc. is not a “significant subsidiary” as defined in Section 210.1-02(w), in accordance with Section 210.3- as it does not meet 20% of the specified thresholds and the Company has therefore deleted its financial statements and the pro forma financial information.

Other Information:

Note that as disclosed on page 74, on December 15, 2021, 3888 transferred a portion of its Common Shares to each of its shareholders, other than Northern, in exchange for their shares of 3888 and transferred a portion of its common shares to certain shareholders of Northern, thereby reducing its ownership of us to 65% of our issued and outstanding Common Shares. 3888 transferred the Common Shares to give the owners of 3888 and Northern their proportionate interest in the asset of 3888, which was our Common Shares, and make them direct owners of us.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 917-981-4372.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster

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